Suite 900, 607 14th Street, NW Washington, DC 20005-2018 t 202 508 5800 f 202 508 5858

June 8, 2012	direct dial 202 508 5854 direct fax 202 585 0904 vcangelosi@kilpatricktownsend.com

VIA EDGAR

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Meetinghouse Bancorp, Inc.
Registration Statement on Form S-1
Filed March 9, 2012
File No. 333-180026

Dear Mr. Webb:

On behalf of Meetinghouse Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed by the Company on March 9, 2012 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on April 9, 2012.  To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

General

1.                                      Your discussion of the results of operations frequently does not quantify sources of changes.  For example, refer to disclosure on page 45 addressing the increase in cash and cash equivalents.  Please note that prefacing the reference to sources of changes with the words “primarily”, “mainly” and “mostly” obscures the ability of the reader to identify the material sources of the change.  In addition, where a material change is attributed to two or more factors, including any offsetting

ATLANTA  AUGUSTA  CHARLOTTE  DENVER  DUBAI  NEW YORK  OAKLAND  RALEIGH  SAN DIEGO  SAN FRANCISCO  SEATTLE  SILICON VALLEY  STOCKHOLM  TAIPEI  TOKYO  WALNUT CREEK  WASHINGTON  WINSTON-SALEM

Mr. Mark Webb

U.S. Securities and Exchange Commission

June 8, 2012

factors, the contribution of each identified factor should be described in quantified terms.  See Section III.D of SEC Release No. 34-26831.

Response to Comment No. 1:

The requested changes have been made.  See pages 45 – 57 of the Amended Registration Statement.

Our Management

Executive officers, page 68

2.                                    Please revise your filing to provide the full five-year business experience for Mr. Borgerson.  Refer to Item 401(e) of Regulation S-K.

Response to Comment No. 2:

The requested change has been made.  See page 69 of the Amended Registration Statement.

*          *          *          *

Mr. Mark Webb

U.S. Securities and Exchange Commission

June 8, 2012

If you have any questions concerning this submission, please contact the undersigned at 202.508.5854.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Victor L. Cangelosi

Victor L. Cangelosi

Enclosures

cc:	Michael F. Johnson, SEC Staff Attorney
Patricia A. McJoynt, Keefe, Bruyette & Woods, Inc.
Allan D. Jean, Keefe, Bruyette & Woods, Inc.
Monique Moon, Keefe, Bruyette & Woods, Inc.
William W. Bouton, III, Hinckley, Allen & Snyder LLP
Nancy R. Wilsker, Hinckley, Allen & Snyder LLP
Lisa J. Holtzmuller, Hinckley, Allen & Snyder LLP
Carol Houle, Shatswell, MacLeod & Company, PC
Mary Mottram, Shatswell, MacLeod & Company, PC
Gregory Dunn, RP Financial, LC
Michael R. Keller, Keller & Company, Inc.
Anthony A. Paciulli, Meetinghouse Bancorp, Inc.
Wayne Gove, Meetinghouse Bancorp, Inc.
Ravi R. Desai, Kilpatrick Townsend & Stockton LLP